SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               ------------------

                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                               ------------------

                                POHJOLAN VOIMA OY
                             COGENERATION PLANT S.L.
                                  WKC GRIFT CV

                           (Name of foreign companies)

                               -------------------

                                 STORA ENSO OYJ

    (Name of filing company, if filed on behalf of a foreign utility company)

                               -------------------

                   The Commission is requested to send copies
            of any communications in connection with this matter to:

                                Sara D. Schotland
                       Cleary, Gottlieb, Steen & Hamilton
                         2000 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006-1801

Item 1

     This form is filed by Stora Enso Oyj ("Stora Enso") to claim foreign utility company status on behalf of Pohjolan Voima Oy, a Finnish company ("PVO"), Cogeneration Plant S.L., a Spanish company ("Cogeneration Plant"), and WKC Grift CV, a Dutch company ("WKC Grift").

     Based on publicly available information, the following is the business address of PVO, a summary description of PVO's facilities used by PVO for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural gas and the identity of persons that own 5% or more of any class of any securities of PVO:

     PVO's Business Address: Toolonkatu 4, P.O. Box 40, FIN-00101, Helsinki, Finland.

     Description of Facilities: PVO is a Finnish utility company that provides electricity to its shareholders in proportion to their ownership interests in PVO. PVO produces or otherwise obtains power from several sources, including ten hydroelectric power plants, two nuclear power plants and fourteen thermal power plants which are fired by coal, natural gas, peat, biofuel and oil. PVO also imports electricity from Russia. In 1999, PVO had 3,266 megawatts ("MW") of installed generating capacity, produced approximately 14,182 gigawatt hours ("GWh") of electricity and imported approximately 670 GWh of electricity. In addition, PVO operates approximately 250 kilometers of transmission lines connecting its facilities with the main national grid.

     PVO's Shareholders: Stora Enso owns approximately 16.5% of the outstanding voting securities of PVO, comprised of 20.556% of Series A shares, 13.829% of Series B shares, 0.118% of Series C shares, 86.339% of Series Dn shares, 28.506% of Series E shares and 0.020% of Series H shares; UPM-Kymmene Oyj owns approximately 38.2% of the outstanding voting securities of PVO, comprised of 58.040% of Series A shares, 59.668% of Series B shares, 0.306% of Series C shares, 23.470% of Series E shares, 0.625% of Series H shares and 55.871% of Series G shares; TXU Nordic Energy Oy owns approximately 14.7% of the outstanding voting securities of PVO, comprised of 60.169% of Series C shares; Etela-Pohjanmaan Voima Oy owns approximately 4.3% of the outstanding voting securities of PVO, comprised of 5.188% of Series A shares, 60.352% of Series H shares and less than 5% of other series of shares; Elakevakuutusyhtio Imarinen owns approximately 4.4% of the outstanding voting securities of PVO, comprised of 18.041% of Series C shares; Helsinki kaupunki owns approximately 1.4% of the outstanding voting securities of PVO, comprised of 10.603% of Series E shares; Kemira Oyj owns approximately 4.5% of the outstanding voting securities of PVO, comprised of 8.397% of Series A shares, 5.649% of Series B shares and less than 5% of other series of shares; Kokkolan kaupunki owns approximately 2.0% of the outstanding voting securities of PVO, comprised of 13.661% of Series Dn shares, 5.174% of Series H shares and less than 5% of other series of shares; Kymppivoima Oy owns approximately 2.1% of the outstanding voting securities of PVO, comprised of 8.229% of Series C shares and less than 5% of other series of shares; Metsa-Serla Oyj owns approximately 2.5% of the outstanding voting securities of PVO, comprised of 12.778% of Series B shares and 0.267% of Series E shares; Myllykoski Oyj owns approximately 1.4% of the outstanding voting securities of PVO, comprised of 9.979% of Series E shares; Paijat-Hameen Voima Oy owns 1.3% of the outstanding voting securities of PVO, comprised of 12.500% of Series H shares and less than 5% of other series of shares and Perhojonki Oy owns approximately 1.7% of the outstanding voting securities of PVO, comprised of 35.553% of Series G shares, 10.272% of Series H shares and less than 5% of other series of shares. None of the other PVO shareholders owns 5% or more of any series of PVO securities.

     The following is the business address of each of Cogeneration Plant and WKC Grift, a summary description of the facilities used by each of the foregoing entities for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural gas and the identity of persons that own 5% or more of any class of any securities of the relevant entity:

     Cogeneration Plant's Business Address: Av. Diagonal 477, 08036 Barcelona, Spain

     Description of Facilities: Cogeneration Plant has approximately 52.2 MW of installed electric generation capacity and generated approximately 425 GWh of electricity in 1999. Cogeneration Plant provides electricity to the production facility owned by Stora Enso Barcelona S.A., an indirect wholly-owned subsidiary of Stora Enso. Cogeneration Plant also sells electricity on a wholesale basis to Ener Group, a Spanish utility company.

     Cogeneration Plant's Shareholders: Deutsche Bank owns 52.1% of the outstanding voting securities of Cogeneration Plant and Stora Enso Barcelona S.A. owns 47.9% of the outstanding voting securities of Cogeneration Plant.

     WKC Grift's Business Address: Ir. R.R. van der Zeelaan 1, 8191 JH Wapenfelt, Netherlands Description of Facilities: WKC Grift has approximately 73 MW of installed electric generation capacity and generated approximately 558 GWh of electricity in 1999. WKC Grift provides electricity to its two owners on a wholesale basis.

     WKC Grift's Shareholders: The two owners of WKC Grift are Berghuizer Papier Fabriek NV, and indirect wholly-owned subsidiary of Stora Enso, and Nuon N.V., a Dutch utility company. Each owner holds 50% of the outstanding voting securities of WKC Grift.


Item 2

     Following the consummation of the acquisition (the "Acquisition") of Consolidated Papers, Inc., a Wisconsin corporation ("Consolidated Papers"), by Stora Enso, Consolidated Water Power Company ("CWPCo"), a Wisconsin corporation and a wholly-owned subsidiary of Consolidated Papers, will become the domestic associate public utility company of the foregoing foreign utility companies. Following the Acquisition, Stora Enso and Stora Enso Acquisition Inc. (to be renamed "Stora Enso Consolidated Papers, Inc."), a Wisconsin subsidiary of Stora Enso into which Consolidated Papers will be merged (the "Surviving Corporation"), will become holding companies of CWPCo. Stora Enso will own all of the outstanding voting stock of the Surviving Corporation and the Surviving Corporation will own all of the outstanding voting stock of CWPCo. Stora Enso will also own (a) 16.5% of the outstanding voting stock of PVO; (b) 100% of the outstanding voting stock of Stora Enso Ingerios Oy, a Finnish corporation, which owns 100% of the outstanding voting stock of Stora Enso Barcelona S.A., a Spanish corporation, which in turn owns 91% of the outstanding voting interest in Cogeneration Plant; and (c) 100% of the outstanding voting stock of Stora Enso Fine Papers Oy, a Finnish Corporation, which owns 100% of the outstanding voting stock of Berghuizer Papier Fabriek NV, a Dutch corporation, which in turn owns 50% of the outstanding voting interest in WKC Grift. No portion of the purchase price for the Stora Enso's interest in any of the foregoing foreign utility companies has been or will be paid by CWPCo.

                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                              STORA ENSO OYJ



                                              By:  /s/ Jyrki Kurkinen
                                                   ------------------
                                                   Name:  Jyrki Kurkinen
                                                   Title: Senior Vice President,
                                                          Legal Affairs



Date:  August 25, 2000

                                                                       Exhibit A

                      CERTIFICATE OF THE STATE OF WISCONSIN
                          UNDER SECTION 33(a)(2) OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             [Letterhead of Public Service Commission of Wisconsin]


August 17, 2000


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re: Petition of Consolidated Papers, Inc., and Consolidated Water
    Power Company, Stora Enso Oyj, and Stora Enso Acquisition        1330-DR-100
    Inc., for Declaratory Ruling Regarding the Exemption of
    Stora Enso Consolidated Papers From Regulation as a Holding
    Company Pursuant to Wis. Stat.ss.196.795(8)

Dear Mr. Katz:

     Consolidated Water Power Company (CWPCo), a subsidiary of Consolidated Papers, Inc. (CPI), a Wisconsin corporation, has advised this Commission that Stora Enso Oyj, a Finnish corporation (Stora Enso), has agreed to acquire CPI and that certain of Stora Enso's subsidiaries qualify as foreign public utility companies for the purposes of the Public Utility Holding Company Act of 1935, as amended (the Act). In connection with such acquisition, CWPCo has requested that the Public Service Commission of Wisconsin (the Commission) provide to the Securities and Exchange Commission the certification contemplated in Section 33(a)(2) of the Act (15 U.S.C. 79 et. seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

     As the state commission having jurisdiction over the retail electric rates of CPI's public utility subsidiary, CWPCo, please be advised that this
Commission:

          (i) has the authority and resources to protect the ratepayers of CWPCo subject to its jurisdiction; and

          (ii) intends to exercise such authority.

     This determination does not constitute approval of the transactions or finding that the transactions are reasonable.

     This certification is considered applicable with respect to the acquisition of CPI by Stora Enso and as to the foreign utility companies in which Stora Enso has an ownership interest, but such certification is expressly conditioned on and is subject to being revised or withdrawn by this Commission as to any future acquisition of interest in foreign utility companies by Stora Enso. CWPCo has represented that it will timely inform this Commission of any efforts by Stora Enso to seek an ownership interest in other foreign utility companies.

     The Commission reserves jurisdiction and may issue further orders as necessary.

Dated at Madison, Wisconsin, August 22, 2000

By the Commission:

/s/ Lynda L. Dorr
------------------
Lynda L. Dorr
Secretary to the Commission



cc:  Catherine A. Fisher
     Assistant Director
     Office of Public Utility Regulation
     Division of Investment Management
     Securities and Exchange Commission

See attached Notice of Appeal Rights



                             Notice of Appeal Rights
                             -----------------------

     Notice is hereby given that a person aggrieved by the foregoing decision has the right to file a petition for judicial review as provided in Wis. Stat. ss. 227.53. The petition must be filed within 30 days after the date of mailing of this decision. That date is shown on the first page. If there is no date on the first page, the date of mailing is shown immediately above the signature line. The Public Service Commission of Wisconsin must be named as respondent in the petition for judicial review.

     Notice is further given that, if the foregoing decision is an order following a proceeding which is a contested case as defined in Wis. Stat.ss.227.01(3), a person aggrieved by the order has the further right to file one petition for rehearing as provided in Wis. Stat.ss.227.49. The petition must be filed within 20 days of the date of mailing of this decision.

     If this decision is an order after rehearing, a person aggrieved who wishes to appeal must seek judicial review rather than rehearing. A second petition for rehearing is not an option.

     This general notice is for the purpose of ensuring compliance with Wis. Stat. ss. 227.48(2), and does not constitute a conclusion or admission that any particular party or person is necessarily aggrieved or that any particular decision or order is final or judicially reviewable.

     Revised 9/28/98